Mail Stop 3561

November 26, 2007

Adam Ansaldi
Vice President
Bear Stearns Commercial Mortgage Securities Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD

Re: Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130789-01

Dear Mr. Ansaldi,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director